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FILE NO: 76441.1
November 10, 2009
VIA EDGAR
Ms. Jennifer Gowetski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Pebblebrook Hotel Trust
Pre-Effective Amendment No. 1 to Registration Statement on Form S-11
Filed on November 10, 2009
File No. 333-162412
Dear Ms. Gowetski:
As counsel to Pebblebrook Hotel Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-162412) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 4, 2009.
For convenience of reference, each Staff comment contained in your November 4, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Mark Rakip, Kevin Woody, Rochelle Plesset and Erin Martin, a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on October 9, 2009 (the “Blackline”). The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Jennifer Gowetski
November 10, 2009

The Company also directs the Staff’s attention to new disclosure in Amendment No. 1 relating to the Company’s sale to Mr. Bortz, its chairman, chief executive officer and president, and Mr. Martz, its executive vice president and chief financial officer, of common shares in a private placement transaction with a closing concurrent with the closing of the underwritten public offering. Messrs. Bortz and Martz were not solicited as investors or made aware of the offering by means of the Registration Statement. As executive officers of the Company, they have known about the proposed offering since before the Registration Statement was filed and have intended to make an investment in common shares of the Company at a price per share equal to the public offering price in the registered offering. Thus the Company believes it is permissible to sell shares to them in a concurrent 4(2) private placement. Messrs. Bortz and Martz have advised the Company that each is an accredited investor as defined in Rule 501 of Regulation D. As a result of the circumstances outlined above, the Company believes that the private sale of shares to Messrs. Bortz and Martz is permissible and should not be integrated with the registered public offering in accordance with the interpretive guidance regarding the integration of concurrent public and private offerings issued by the Staff in its Compliance and Disclosure Interpretations (see Securities Act Sections — Question 139.25) and in Release No. 33-8828.
General
1.	We note that you intend to elect to be taxed as a REIT and it appears that you have not yet identified uses of proceeds for a significant amount of the net proceeds and have not identified assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5 or advise us why this is not appropriate. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide us with an analysis regarding why prior performance information is not applicable to you.

RESPONSE: As a preliminary matter, the Company notes that Guide 5 by its terms relates to blind pool offerings by real estate limited partnerships, in particular those that use third-party advisors or managers. The Company is organized as a Maryland real estate investment trust. Moreover, as described in the Registration Statement, the Company is an “internally managed” REIT, meaning that the executive officers and trustees of the Company will manage the business and affairs of the Company without the involvement of a third-party advisor or manager. As with a typical publicly held corporation, the executive officers and trustees of the Company will be compensated through salary, bonuses, trustee fees and equity awards, rather than through management fees, commissions or other arrangements common to syndicated real estate limited partnerships. While the Company will serve as sole general partner of Pebblebrook

Ms. Jennifer Gowetski
November 10, 2009

Hotel, L.P., the operating partnership through which the Company will conduct its business, the Registration Statement relates to the offering of the Company’s common shares rather than limited partnership interests in the operating partnership. Further, a substantial amount of the disclosure required by Guide 5 is already set forth in the Registration Statement, as further described below. The Company believes that the other provisions of Guide 5 disclosure are not applicable to offerings by publicly traded REITs such as the Company and may tend to confuse potential investors.

Nevertheless, the Company has endeavored to provide the disclosure prescribed by Guide 5 to the extent that the Company believes that such disclosure is applicable and appropriate and would be helpful to potential investors. In particular, the Company notes the following with respect to items of Guide 5 that the Company believes are addressed or are not applicable to the Company or the offering:
•	Item 1. The Company believes that it has provided on the cover page of the Registration Statement the relevant information called for by Item 1 of Guide 5.

•	Item 2. The Company believes that its disclosure as to the risks and uncertainties associated with an investment in the offering fully comply with federal securities laws, and, therefore, that the Registration Statement should not also include statements related to suitability standards.

•	Item 3. The Company believes that it has fully described its structure and how it intends to use the proceeds of the offering in the Prospectus Summary of the Registration Statement.

•	Item 4. This item contemplates payments that the General Partner and its affiliates may earn or receive in connection with the offering or operation of the partnership. Even though there is no compensation to a third-party general partner as contemplated by Guide 5, the Company’s compensation of its officers and trustees is fully disclosed and the Company has otherwise disclosed the relevant information called for by Item 4 that is applicable to the Company.

•	Item 5. The Company believes that its disclosure in the risk factor entitled “The conflicts of interest policy we will adopt may not adequately address all of the conflicts of interest that my arise with respect to our activities” on page 16 and in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Conflict of Interest Policy” on page 64 describes the Company’s policy for addressing conflicts.

•	Item 6. The Company believes that this item, discussing fiduciary obligations of the General Partner is inapplicable.

Ms. Jennifer Gowetski
November 10, 2009

•	Item 7. The Company believes that its disclosure in the section of the Registration Statement entitled “Risk Factors” provides the relevant information called for by Item 7.

•	Item 8. The Company believes that prior performance information called for by Item 8 of Guide 5 is inapplicable to the Company. Item 8 calls for “a narrative summary of the ‘track record’ or prior performance of programs (emphasis added) sponsored by the General Partner and its affiliates (‘sponsors’).” In addition, the instructions to Item 8 state that “Sponsors are urged not to include in the prospectus information about prior performance beyond that required by this Guide.”

Although not defined in Guide 5, in the Releases that accompanied the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission makes clear that a “program” is a three-phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering;” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” In addition, the “track record” information called for by Item 8 of Guide 5 and the accompanying Appendices reinforces this view of the Commission relating to what Guide 5 means when it calls for “track record information of ‘programs’ sponsored by the General Partner and its affiliates.”

The Company believes that none of its executive officers has sponsored a “program.” As disclosed in the Registration Statement, the Company’s President, Chief Executive Officer and Chairman, Mr. Bortz, previously served in similar capacities at LaSalle Hotel Properties. LaSalle Hotel Properties is a publicly traded, internally managed, perpetual life hotel REIT that has a multi-employee management team and an independent board of trustees that oversees and directs its operations, including its investment and financing activities. In contrast, a program would, in general, be a fund or syndication sponsored and externally managed by the same party (or an affiliate thereof) that is sponsoring a transaction for which Guide 5 disclosure would be required; the Company does not believe that a program should be construed to encompass a publicly traded company. LaSalle Hotel Properties completed its initial public offering in 1998, continues to

Ms. Jennifer Gowetski
November 10, 2009

actively conduct its business and has not entered into anything akin to a “wind-down” phase. Following Mr. Bortz’s retirement from LaSalle Hotel Properties in September of 2009, LaSalle Hotel Properties appointed a new President, Chief Executive Officer and Chairman and continues to exist as a perpetual life REIT. For the foregoing reasons, the Company believes that LaSalle Hotel Properties does not constitute a program or that Mr. Bortz’s employment by LaSalle Hotel Properties should be considered as sponsoring a program within the meaning of Guide 5.

•	Item 9. The Company believes that its disclosure in the section of the Registration Statement entitled “Management” provides the relevant information called for by Item 9.

•	Item 10. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities” provides the relevant information called for by Item 10.

•	Item 11. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Investments in Real Estate or Interests in Real Estate” provides the relevant information called for by Item 11.

•	Item 12. The Company believes that its disclosure in the section of the Registration Statement entitled “Material Federal Income Tax Considerations” provides the relevant information called for by Item 12.

•	Item 13. The Company believes that its disclosure throughout the Registration Statement is either non-technical in nature or is not susceptible to varying methods of computation and, therefore, that the requirement of Item 13 is not applicable.

•	Item 14. Although the Company believes, as stated above, that much of Guide 5 is inapplicable to a publicly traded, internally managed REIT’s operating partnership, the Company believes the descriptions of the material provisions of the limited partnership agreement of the Company’s operating partnership in the section of the Registration Statement entitled “Our Operating Partnership and the Partnership Agreement” and the Company's declaration of trust and bylaws in the section entitled “Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws” fully provide the relevant information called for by Item 14.

Ms. Jennifer Gowetski
November 10, 2009

•	Item 15. The Company believes that its disclosure in the section of the Registration Statement entitled “Investment Policies and Policies with Respect to Certain Activities—Reporting Policies” provides the relevant information called for by Item 15.

•	Item 16. The Company believes that its disclosure in the section of the Registration Statement entitled “Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer” provides the relevant information called for by Item 16.

•	Item 17. The Company is the General Partner of its operating partnership. There are no provisions in the partnership agreement of the operating partnership that allow the Company or its affiliates to redeem or repurchase the common shares of the Company. To the extent that Item 17 can be interpreted to relate to the provisions in the limited partnership agreement that allow the Company or its affiliates to redeem or repurchase the limited partnership interests in the operating partnership, the Company believes that the disclosure in the section of the Registration Statement entitled “Our Operating Partnership and the Partnership Agreement—Redemption Rights” provides the relevant information called for by Item 17.

•	Item 18. The Company believes that its disclosure in the section of the Registration Statement entitled “Underwriting” provides the relevant information called for by Item 18.

•	Item 19. The Company does not intend to use any “sales material” within the meaning of Item 19.

•	Item 20. The Company believes that the undertakings it included in Item 37 of Part II. Information Not Required in Prospectus of the Registration Statement provides the relevant information called for by Item 20.
2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
RESPONSE: The Company is currently evaluating a corporate logo and, if the Company elects to use a corporate logo, will include the logo in a subsequent

Ms. Jennifer Gowetski
November 10, 2009

amendment to the Registration Statement or provide a copy to the Staff on a supplemental basis. The Company is also considering including a United States map indicating its primary target markets in the prospectus and will provide a copy of the map to the Staff on a supplemental basis.
3.	We note your disclosure on page 4 and elsewhere that you may consider acquiring outstanding debt secured by a hotel or resort property from lenders and investors if you believe you can foreclose on or acquire ownership of the property in the near-term. Please provide the staff with a detailed analysis as to why your proposed business and investment strategy will not cause you, or any of your subsidiaries, to become, an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940. Please note that we will refer your response to the Division of Investment Management for further review.
RESPONSE: As set forth in the Registration Statement, the Company’s principal investment objective is to make equity investments in hotel properties. The Company is aware of the requirements of the Investment Company Act of 1940 (the “1940 Act”) and does not expect that its assets or operations will come within the definition of an investment company under the 1940 Act. The Company will consider acquiring mortgage debt only in isolated circumstances where, as disclosed in the Registration Statement, the Company believes it can foreclose on or acquire equity ownership of the underlying hotel property in the near-term. The Company expects that the value of any such mortgage debt will constitute a relatively small portion of the value of its total assets at any given time. The Company understands the provisions of the 1940 Act and intends to conduct its business such that at no time will it be required to register as an investment company under the 1940 Act. Specifically, the Company (a) is not and does not hold itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities, (b) is not engaged in, and does not propose to engage in, the business of issuing Face-Amount Certificates of the Installment Type (as such term is defined in the 1940 Act) and had and has no such certificate outstanding and (c) does not propose to acquire Investment Securities (as defined in the 1940 Act) having a value exceeding 40% of the value of the Company’s total assets, on an unconsolidated basis.
4.	Please provide us with copies of the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not

Ms. Jennifer Gowetski
November 10, 2009

compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. For example only, we note the following statements and charts:
•	“Real Capital Analytics estimates the aggregate value of hotel properties . . . ,” pages 1 and 36;

•	“According to Standard & Poor’s, hotel-related commercial mortgage-backed securities . . . ,” page 2;

•	“The following chart shows the increasing delinquency rates and amounts of hotel CMBS since November 2008,” page 36;

•	“Hotel CMBS Fixed-Rate and Floating-Rate Final Maturities,” page 37;

•	“U.S. Hotel Transaction Volume (1995-June 30, 2009),” page 38;

•	“RevPAR decreased over the same periods . . . according to JLLH,” page 39;

•	“U.S. Hotels and U.S. Urban Hotels RevPAR Growth Comparison,” page 40; and

•	“According to JLLH, new room supply growth is projected . . . ,” page 42.
RESPONSE: The Company advises the Staff that the industry reports referenced in the Registration Statement were not prepared specifically for the Company and that the information in the reports is generally available to the public or to subscribers or to others who purchase the reports from the parties that prepare the information. The Company paid certain of the third parties that prepared such reports in accordance with such parties’ normal charges for such information. The Company is providing to the Staff on a supplemental basis the relevant portions of the third-party reports underlying the charts and industry data contained in Amendment No. 1.
5.	We note the disclosure on page 32 that you obtained certain data from publically available materials published by Jones Lang LaSalle Hotels. We further note your disclosure on page 51 that Jon E. Bortz, your president, chief executive officer and trustee, founded the Hotel Investment Group of Jones Lang LaSalle Incorporated. Please

Ms. Jennifer Gowetski
November 10, 2009

tell us whether you, Mr. Bortz or any affiliate has any continuing relationship or affiliation with Jones Lang LaSalle Hotels.
RESPONSE: The Company advises the Staff that none of the Company, Mr. Bortz or any affiliate has any continuing relationship or affiliation with Jones Lang LaSalle Hotels.
6.	We note your use of the following terms: “upper upscale” and “upscale select-service hotels.” Please revise to explain the meaning of these terms or provide definitions.
RESPONSE: The Company has added disclosure on page 46 in response to the Staff’s comment.
7.	Please update your prospectus to provide the general terms of your governing documents as well as to state when your operating partnership, Pebblebrook Hotel, L.P., is expected to be formed.
RESPONSE: The general terms of the Company’s governing documents are described under the captions “Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws” and “Our Operating Partnership and the Partnership Agreement” beginning on page 72 and page 77, respectively. The Company intends to form its operating partnership, Pebblebrook Hotel, L.P., prior to completion of the offering and has added disclosure to that effect on page 77. The Company will be the sole general partner of the operating partnership and will also own limited partnership interests. The Company believes that the existing descriptions in the Registration Statement of the partnership agreement of the operating partnership and the Company’s governing documents, the declaration of trust and bylaws, accurately describe the general terms of these documents.
Cover Page
8.	The cover page should contain only information required by Item 501 or that is key information. Please revise accordingly and confirm that the cover page will not exceed one page in length. Refer to Item 501(b) of Regulation S-K.
RESPONSE: The Company has revised the cover page of the prospectus in response to the Staff’s comment. The Company confirms that the cover page of the prospectus will not exceed one page in length.

Ms. Jennifer Gowetski
November 10, 2009

Prospectus Summary, page 1
9.	Please clearly identify your promoter as Mr. Bortz in this section. To the extent there are other promoters, please disclose as such. Please refer to Item 11(d) of Form S-11.
RESPONSE: The Company has added disclosure on pages 1 and 38 in response to the Staff’s comment.
10.	We note your statement on page 3 that you expect to have a certain amount available for investment without the burden and distraction of any legacy operating or leverage issues. Please explain what you mean by this statement and clarify, if true, that you intend to leverage your investments.
RESPONSE: The Company has added disclosure on pages 3 and 45 in response to the Staff’s comment.
Business Strategy, page 3
11.	We note your statement on page 5 that if the lodging industry fundamentals do not improve, you expect your ability to execute your business strategy and your operating results may be adversely affected. Please revise your disclosure to clarify when and how you expect the lodging industry fundamentals to improve and how this impacts your business strategy.
RESPONSE: The Company has added disclosure on pages 6 and 12 in response to the Staff’s comment.
12.	We note that you intend to enter into flexible management contracts with third party hotel management companies. Please revise your disclosure to briefly describe the terms of typical management contracts, describe how the terms of “flexible” management contracts would differ and discuss whether there are any increased costs or additional risks with such contracts.
RESPONSE: The Company has added disclosure on pages 3 and 45 in response to the Staff’s comment. The Company believes its existing risk factor disclosure describes the costs and risks with respect to such contracts.

Ms. Jennifer Gowetski
November 10, 2009

Summary Risk Factors, page 5
13.	We note that several risks may result in your operating results or business being adversely impacted or affected. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.
RESPONSE: The Company has added disclosure on page 6 in response to the Staff’s comment.
14.	We note that your hotel management agreements will require you to bear the operating risks of your hotel properties. Please revise to briefly describe these operating risks and clarify whether there any limits to the expenses for which you may be responsible.
RESPONSE: The Company has added disclosure on page 6 in response to the Staff’s comment.
15.	Please add a risk factor that describes the risk to you as a result of the current economic conditions and how such conditions have impacted the hotel industry.
RESPONSE: The Company has added disclosure to the summary risk factors on page 6 in response to the Staff’s comment. The summary language summarizes the risk factor appearing on page 17 entitled “Current economic conditions may reduce demand for hotel properties and adversely affect hotel profitability.”
Risk Factors, page 10
16.	We note that several risk factor subheadings merely state general facts about your business. For example, we note the following subheadings:
•	“We will rely on third-party management companies to operate our hotels,” page 11;

•	“Our management agreements could affect the sale or financing of hotel properties,” page 12;

Ms. Jennifer Gowetski
November 10, 2009

•	“We may from time to time make distributions to our shareholders in the form of our common shares,” page 15;

•	“Current economic conditions may adversely affect the lodging industry,” page 15; and

•	“Provisions of Maryland law may limit the ability of a third party to acquire control of us,” page 23.
Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand the risk as it specifically applies to you.
RESPONSE: The Company has made numerous changes to the disclosure in the Risk Factors section of the Registration Statement in response to the Staff’s comment.
17.	Each risk factor should contain a single, discreet risk. We note that several of your risk factors present multiple risks. For example, please revise the following risk factors:
•	“Our ability to make distributions to our shareholders may be affected by factors in the lodging industry,” page 16; and

•	“Noncompliance with governmental regulations could adversely affect our operating results,” page 20.
RESPONSE: The Company has revised the risk factor disclosure on pages 17, 18 and 21 in response to the Staff’s comment.
Capitalization, page 34
18.	Please revise your characterization of the table as being cash and cash equivalents and capitalization as of October 7, 2009.
RESPONSE: The Company has revised the disclosure on page 36 in response to the Staff’s comment.

Ms. Jennifer Gowetski
November 10, 2009

Our Distribution Policy, page 35
19.	Please revise to clarify when you intend to initiate distributions. Also, please revise to clarify if you have the ability to make distributions from sources other than cash from operations, including offering or debt proceeds. As applicable, please include risk factor disclosure regarding your ability to make distributions from sources than cash flow.
RESPONSE: The Company has added disclosure on pages 9 and 37 in response to the Staff’s comment.
Our Business, page 36
20.	We note that throughout the prospectus, you reference your “management team” that is led by Mr. Bortz. It appears that your only employee is Mr. Bortz. Please revise throughout the prospectus, including the risk factor on page 11, to clarify, if true, that you currently do not have a management team other than Mr. Bortz. Furthermore, please clarify when you expect to hire additional employees and how many employees will be part of the management team.
RESPONSE: The Company has added additional disclosure on pages 1, 2, 45, 53 and elsewhere with respect to the management team.
21.	Please disclose if you plan to have a website for your business.
RESPONSE: The Company has added disclosure on page 10 in response to the Staff’s comment.
Business Strategy and Investment Criteria, page 44
22.	Please disclose the names of the 20 largest U.S. cities in which you intend to invest in hotel properties and discuss whether you intend to acquire a geographically diverse portfolio. In addition, please provide examples of “select, unique” destination markets in which you may invest.
RESPONSE: The Company has revised the disclosure on pages 1, 3, 4, 38, 45, 46 and 49 and elsewhere in response to the Staff’s comment.

Ms. Jennifer Gowetski
November 10, 2009

23.	Please disclose why you plan to emphasize acquiring properties in major coastal markets.
RESPONSE: The Company has added disclosure on pages 1, 3, 4, 38, 45 and elsewhere in response to the Staff’s comment.
24.	Please explain in more detail management’s basis for the belief that upscale full-service hotels and resorts and upscale select-service hotels located in major U.S. urban cities are “likely to generate more favorable returns on investment in the lodging industry” than other types of hotels. In addition, please balance such disclosure with a discussion of how luxury and upscale hotel properties have been more severely impacted in the current economy than previous downturns.
RESPONSE: The Company has added disclosure on pages 38, 46 and 47 in response to the Staff’s comment. The Company notes that the Staff’s comment references “luxury” hotels. The description of the Company’s target hotels in the Registration Statement does not include luxury hotels.
25.	We note your discussion of seasonality on page 48. Please include a discussion about the effect of seasonality on your proposed business in this section.
RESPONSE: The Company has added disclosure on page 50 in response to the Staff’s comment.
Financing Strategies, page 45
26.	We note that you anticipate arranging and utilizing a revolving credit facility to fund future acquisitions and other requirements. To the extent that the relevant terms of such facility is known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.
RESPONSE: The Company advises the Staff that while discussions with prospective lenders are ongoing, no definitive terms for a credit facility have been agreed to with any lender. As described in the Registration Statement, the Company generally does not expect to utilize borrowings under a future credit facility until it has invested substantially all of the net proceeds of this offering

Ms. Jennifer Gowetski
November 10, 2009

and thus does not expect to have a commitment for a credit facility until after completion of the offering.
27.	Please disclose whether your Declaration of Trust or other governing documents provide for a limitation in the amount of leverage that may be used to acquire properties. To the extent that there is a limitation, please disclose that amount. In addition, please clarify whether your intended limitation with respect to EBITDA will be applicable as you initially start to acquire hotel properties.
RESPONSE: The Company has added disclosure on pages 47, 49 and 63 in response to the Staff’s comment
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
Liquidity and Capital Resources, page 47
28.	Please disclose in this section that your chief executive officer, Mr. Bortz, will be reimbursed the costs and expenses associated with your formation and this offering. Please clarify if there is a formal, written agreement that requires Mr. Bortz to pay for the offering costs and requires you to reimburse him that amount. Furthermore, please include an estimate of the costs associated with your formation and this offering.
RESPONSE: The Company has added disclosure on page 50 in response to the Staff’s comment.
Our Principal Shareholders, page 62
29.	Please include the 1,000 common shares currently owned by Mr. Bortz in the table itself As applicable, you may include a footnote that states that such shares will be repurchased by the company upon completion of the offering.
RESPONSE: The Company has revised the disclosure on page 65 in response to the Staff’s comment.

Ms. Jennifer Gowetski
November 10, 2009

Our Operating Partnership and the Partnership Agreement, page 74
Redemption Rights, page 75
30.	We note that your future limited partnership interests are redeemable at the option of the holder. Please explain to us and enhance your financial statement disclosure to discuss how you intend to account for your redeemable common stock in accordance with paragraphs 480-10-25 and 480-10-S99 of the FASB Accounting Standards Codification (“FASB ASC”).
RESPONSE: The Company has not yet formed its operating partnership subsidiary. However, as disclosed in the Registration Statement, the Company intends to organize this subsidiary prior to the closing of the offering. The description of the terms of the partnership agreement for the operating partnership described in the Registration Statement will be reflected in the definitive partnership agreement. The Company will examine all relevant provisions of the executed operating partnership agreement and apply the guidance in paragraphs 480-10-25 and 480-10-S99 of the FASB Accounting Standards Codification for purposes of future reporting periods.
The Company intends to conduct substantially all of its operations and make substantially all of its investments through the operating partnership. The Company will be the sole general partner of the operating partnership. When acquiring hotel properties, the operating partnership may issue units of limited partnership interest as full or partial consideration to hotel sellers. The limited partner interests in the operating partnership subsidiary held by third-parties will be considered non-controlling interests. These units may be redeemed for cash, or at the Company’s option, for common shares on a one-for-one basis. Because the partnership agreement for the operating partnership will permit the settlement of the redemption feature for unregistered common shares and because the Company will control the actions and events necessary to issue the maximum number of shares that are required to be delivered at the redemption date, the non-controlling limited partner interests in the operating partnership will be presented as a separate component of shareholders’ equity on the Company’s balance sheet. The per unit redemption value of these non-controlling interests will equal the closing common share price on the last day of the reporting period. The Company’s revenues, expenses and net income or loss will include amounts attributable to both the controlling and non-controlling interests. Amounts attributable to non-controlling interests will be deducted from net income or loss to arrive at net income or loss attributable to common shareholders on the Company’s statement of operations.

Ms. Jennifer Gowetski
November 10, 2009

Material Federal Income Tax Considerations, page 78
31.	We note your statement that Hunton & Williams LLP is expected to render an opinion that you are organized in conformity with the requirements for qualification and taxation as a REIT. Please revise your disclosure prior to effectiveness that counsel has rendered such opinion.
RESPONSE: The Company notes the Staff’s comment and will revise the disclosure prior to effectiveness to clarify that counsel has rendered such opinion.
Part II. Information Not Required In Prospectus, page II-1
Item 33. Recent Sales of Unregistered Securities, page II-1
32.	Please disclose the factual basis to meet the exemption claimed for the issuance of securities to Mr. Bortz. Please refer to Item 701(d) of Regulation S-K.
RESPONSE: The Company has added disclosure on page II-1 in response to the Staff’s comment.
Item 36. Financial Statements and Exhibits, page II-2
33.	Please submit all exhibits as promptly as possible. Please also consider providing us with drafts of your legality and tax opinions with your amendment. Note that we will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.
RESPONSE: The Company has filed certain exhibits with Amendment No. 1 and will file the remaining exhibits with future amendments.

Ms. Jennifer Gowetski
November 10, 2009

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8638 or Mark Wickersham at (804) 788-7281.
Very truly yours,
/s/ David C. Wright
David C. Wright

cc:	Mark Rapik
Kevin Woody
Rochelle Plesset
Erin Martin
Jon E. Bortz
James O’Connor, Esq.
Bartholomew A. Sheehan, Esq.